Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Bumgardner Wang
WeissComm Partners
(415) 946-1065

PHARMACYCLICS ANNOUNCES APPOINTMENT OF MICHAEL K. INOUYE AS SENIOR VICE PRESIDENT OF CORPORATE AND COMMERCIAL DEVELOPMENT

Sunnyvale, Calif. -- May 8, 2007 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today announced the appointment of Michael K. Inouye as Senior Vice President of Corporate and Commercial Development.

Mr. Inouye has over 25 years of experience in the pharmaceutical industry in sales, marketing and business development management positions at Merck, Gilead Sciences and most recently Telik, another development-stage biopharmaceutical company focused in oncology.

He was with Gilead from 1995 to 2004, most recently as Senior Vice President of Worldwide Commercial Operations. There he was responsible for building the initial commercial organization in the U.S. to launch Gilead's first products and later expansion of their international commercial operations. During this period, Gilead recognized its first revenue and by 2004 reported annual revenues of over $1 billion.

"Mike brings his unique talents and insights at a critical time and he will play a key role as we work to get our lead product Xcytrin® (motexafin gadolinium) Injection commercialized, and to build value by leveraging our broad pipeline of product opportunities," said Richard A. Miller, M.D., president and CEO of Pharmacyclics.

"I came to Pharmacyclics because I am excited about our pipeline and the opportunity to further develop, partner and commercialize these product candidates," said Mr. Inouye.

Mr. Inouye has a B.S. in Food Science from the University of California at Davis and a Masters of Business Administration from the California State Polytechnic University, Pomona.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. Its lead product, Xcytrin®, has completed Phase 3 clinical trials and several ongoing Phase 1 and Phase 2 clinical trials are evaluating Xcytrin, either as a single agent or in combination with chemotherapy and/or radiation in multiple cancer types. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

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